UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNOUNCEMENT OF SHARE BUYBACK OFFER

On June 5, 2019, Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of the public disclosures regarding the buyback of its equity shares (the “Share Buyback Offer”). The Company hereby furnishes the Commission with copies of such disclosures. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 5, 2019, the Company placed a Public Announcement in certain Indian newspapers concerning the Share Buyback Offer. A copy of the form of this Public Announcement is available on the Company’s website and is attached to this Form 6-K as Item 99.1.

On June 5, 2019, the Company issued a press release (the “Press Release”) concerning its Share Buyback Offer. A copy of such Press Release is available on the Company’s website and is attached to this Form 6-K as Item 99.2.

On June 5, 2019, the Company made available on its website a notice (the “Notice to ADS Holders”) to holders of American Depositary Shares (“ADSs”). A copy of such Notice to ADS Holders is attached to this Form 6-K as Item 99.3.

On June 5, 2019, the Company made available on its website a notice (the “Information Availability Notice”) regarding availability of informational materials for holders of ADSs. A copy of such Information Availability Notice is attached to this Form 6-K as Item 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: June 5, 2019

INDEX TO EXHIBITS

Item

99.1	Public Announcement placed in Indian newspapers on June 5, 2019.

99.2	Press Release issued on June 5, 2019.

99.3	Notice to holders of American Depositary Shares made available on June 5, 2019.

99.4	Notice regarding availability of informational materials for holders of American Depositary Shares made available on June 5, 2019.